UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EMBRAER RELEASES SECOND quarter 2014 results

HIGHLIGHTS

Q     In the second quarter of 2014 (2Q14), Embraer delivered 29 commercial and 29 executive (22 light and 7 large) jets;

Q     The Company’s firm order backlog ended 2Q14 at US$ 18.1 billion;

Q     As a result of aircraft deliveries, coupled with revenues from the Company’s Defense & Security business, 2Q14 Revenues were US$ 1,761.3 million, for year-over-year growth of 13.1%. Year-to-date (YTD) Revenues in the first six months of 2014 were US$ 3,003.6 million, representing year-over-year growth of 13.6%;

Q     EBIT and EBITDA 1 margins were 10.6% and 14.8% respectively, in 2Q14, and for the first six months of 2014 were 9.3% and 13.7%, respectively;

Q     2Q14 Net income attributable to Embraer Shareholders and Earnings per basic ADS totaled US$ 143.4 million and US$ 0.7829, respectively. For the first half of 2014, Net income attributable to Embraer Shareholders was US$ 254.0 million and Earnings per basic ADS was US$ 1.3867;

Q     The Company’s 2014 Guidance for financial performance and Commercial and Executive aircraft deliveries published in February remains unchanged.

Main financial indicators [2]

in millions of U.S dollars, except % and earnings per share data
IFRS	(1)	(1)	(1)	(1)
	1Q14	2Q13	2Q14	YTD14
Revenue	1,242.3	1,557.0	1,761.3	3,003.6
EBIT	92.1	135.3	186.8	278.9
EBIT Margin %	7.4%	8.7%	10.6%	9.3%
EBITDA	151.0	203.7	261.4	412.4
EBITDA Margin %	12.2%	13.1%	14.8%	13.7%
Adjusted Net Income ²	62.9	91.8	128.8	191.8
Net income (loss) attributable to Embraer Shareholders	110.6	(5.3)	143.4	254.0
Earnings (loss) per share - ADS basic (US$)	0.6044	(0.0291)	0.7829	1.3867
Net Cash	52.7	58.0	(114.3)	(114.3)
(1) Derived from unaudited financial information.

1 EBIT, EBITDA, and their respective margins are non-GAAP measures. For more detailed information please refer to page 10.

2 Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). It is important  to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution, which totaled US$ (47.7) million in 1Q14, US$ 97.1 million in 2Q13, and US$ (14.6) million in 2Q14.

1

São José dos Campos, July 31, 2014 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS accounting standards. The financial data presented in this document as of and for the quarters ended June 30, 2013 (2Q13), March 31, 2014 (1Q14) and June 30, 2014 (2Q14), are derived from the unaudited financial statements, except where otherwise stated.

REVENUES and gross margin

Embraer delivered a total of 29 commercial and 29 executive aircraft (22 light jets and 7 large jets) in 2Q14, compared to a total of 22 commercial and 29 executive aircraft (23 light jets and 6 large jets) in 2Q13. During the first half of 2014, the Company delivered 43 commercial and 49 executive aircraft (39 light jets and 10 large jets), compared to 39 commercial and 41 executive aircraft (31 light jets and 10 large jets) in the first half of 2013. Revenues in 2Q14 totaled US$ 1,761.3 million compared to Revenues of US$ 1,557.0 million in 2Q13, representing growth of 13.1%, due to a combination of higher commercial jet deliveries and revenue growth of 15.5% in the Defense & Security segment. For the first six months of 2014, Revenues totaled US$ 3,003.6 million, which was up 13.6% from the US$ 2,642.9 million in Revenues in the first half of 2013. Despite the higher number of deliveries, the mix of commercial jet deliveries contributed to a decline in gross margin from 23.1% in 2Q13 to 21.9% in 2Q14, as E175 and E170 models constituted 55% of deliveries in 2Q14 compared to 9% of deliveries in the same period last year. Gross margin in the first half of 2014 was 21.8% vs. 22.7% in the first half of 2013.

EBIT

Embraer continued to show improvement in operating profitability in 2Q14, with EBIT and EBIT margin of US$ 186.8 million and 10.6%, respectively, compared to the US$ 135.3 million EBIT and 8.7% EBIT margin registered in 2Q13, despite the year-over-year decline in gross margin. The increase in Revenues in the quarter led to higher operating leverage, which helped to offset the product mix effects in Commercial Aviation, as well as the 8% increase in wages when compared to 2Q13. Administrative expenses of US$ 53.0 million in 2Q14 were stable compared to 2Q13, demonstrating the Company’s ongoing commitment to cost efficiency and lean management. Selling expenses declined slightly, with US$ 115.1 million in expenses in 2Q14 compared to US$ 121.4 million in expenses in 2Q13. A decline in Research expenses from US$ 30.2 million in 2Q13 to US$ 11.4 million in 2Q14 was also a driver of the Company’s improvement in EBIT during the quarter, primarily as a result of the official launch of the E-Jets E2 program in June 2013, in which program expenses are now capitalized to Intangible Assets as development costs. Other operating expense, net, of US$ 18.9 million in 2Q14 was relatively stable to the level of expense in 2Q13. In addition, a more favorable exchange rate contributed to the declines in operating expenses in the quarter, considering that the average Brazilian Real  to U.S. dollar rate in 2Q14 depreciated 8% compared to the same period of 2013.

net income

Net income attributable to Embraer and Earnings per basic ADS for 2Q14 were US$ 143.4 million and US$ 0.7829, respectively. Net margin reached 8.1% in 2Q14 compared to -0.3% in 2Q13, largely due to the improvement in operating income coupled with a lower income tax expense of US$ 41.9 million in 2Q14 compared to US$ 113.7 million in 2Q13. The lower income tax in 2Q14 is a result of the effect of foreign exchange variation in the period, which generated a deferred income tax credit on non-monetary assets, whereas in 2Q13 the Company booked a deferred income tax expense. Adjusted Net Income excluding the deferred income tax and social contribution in 2Q14 was US$ 128.8 million compared to US$ 91.8 million in 2Q13, representing Adjusted Net margins of 7.3% and 5.9%, respectively. For the first six months of 2014, net income attributable to Embraer and Earnings per basic ADS were US$ 254.0 million and US$ 1.3867, respectively, compared to US$ 24.6 million and US$ 0.1353, respectively, in the first six months of 2013.

2

monetary balance sheet accounts and other measures

Embraer finished 2Q14 with a net debt position of US$ 114.3 million compared to a net cash position of US$ 52.7 million at the end of 1Q14 and a net cash position of US$ 58.0 million at the end of 2Q13. The move to a net debt position at the end of 2Q14 is primarily as a result of an increase in Trade accounts receivable, which increased by US$ 109.1 million to end 2Q14 at US$ 815.1 million.

		in millions of U.S.dollars
Financial Position Data	(1)	(1)	(1)
	1Q14	2Q13	2Q14

Cash and cash equivalents	1,259.5	1,647.4	1,383.1
Financial investments	1,011.0	634.8	915.1
Total cash position	2,270.5	2,282.2	2,298.2
Loans short-term	79.3	126.6	88.5
Loans long-term	2,138.5	2,097.6	2,324.0
Total loans position	2,217.8	2,224.2	2,412.5

Net cash*	52.7	58.0	(114.3)
* Net cash = Cash and cash equivalents + Financial investments short-term - Loans short-term and long-term

(1) Derived from unaudited financial information.

Considering the above, Net cash generated by operating activities was US$ 140.1 million in 2Q14 and Free cash flow3 for the quarter was negative US$ 149.5 million. For the first six months of 2014, Net cash used by operating activities was an outflow of US$ 160.3 million, and Free cash flow over the same period was negative US$ 553.4 million. In line with the seasonality of the business, the Company expects cash generation to improve during the second half of 2014, as aircraft deliveries tend to increase, thereby meeting the Company’s aircraft delivery Guidance for the year. The table below presents a reconciliation of the Company’s free cash flow to its operating cash flow for the periods indicated.

	in millions of U.S.dollars
IFRS	2Q13	3Q13	4Q13	1Q14	2Q14	YTD14
Net cash generated (used) by operating activities	412.6	200.5	321.2	(300.4)	140.1	(160.3)
Financial investments adjustment (1)	(226.6)	(98.4)	440.2	27.4	(126.8)	(99.4)
Additions to property, plant and equipment	(124.8)	(106.2)	(156.2)	(47.6)	(60.3)	(107.9)
Additions to intangible assets	(59.6)	(80.3)	(109.0)	(83.3)	(102.5)	(185.8)
Free cash flow	1.6	(84.4)	496.2	(403.9)	(149.5)	(553.4)
(1) Financial investments and unrealized gain (losses)

In 2Q14, Embraer invested a total of US$ 102.5 million in product development, which was partially offset by US$ 68.5 million in contributions from suppliers. These supplier contributions are primarily related to the development of the E-Jets E2 program in the Commercial Aviation segment. For the first half of 2014, total Development investments net of supplier contributions were US$ 58.7 million. It is important to note that all development programs, including the E2, remain on track. The beow tables outline the detailed investments in PP&E and R&D for the periods indicated.

3 Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded under Intangible, and changes in short-term investments (Financial investments). It´s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial investments which do not represent changes in the Company’s net cash position since additions or reductions in Financial investments reflect changes in the maturity profile of the Company’s short-term investments and, as a consequence, do not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by the operating cash flow adjusted by Addition to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial investments. For more detailed information please refer to page 10.

3

	in millions of U.S.dollars
	2Q13	3Q13	4Q13	1Q14	2Q14	YTD14
Additions	59.6	80.3	109.0	83.3	102.5	185.8
Contributions from suppliers	-	(25.0)	(26.8)	(58.6)	(68.5)	(127.1)
Development (Net of contributions from suppliers)	59.6	55.3	82.2	24.7	34.0	58.7
Research	30.2	9.2	13.9	9.3	11.4	20.7
R&D	89.8	64.5	96.1	34.0	45.4	79.4

	2Q13	3Q13	4Q13	1Q14	2Q14	YTD14
CAPEX	72.9	76.2	100.0	36.8	55.1	91.9
Contracted CAPEX (Included in CAPEX)	15.1	28.0	51.8	31.8	12.3	44.1
Additions of aircraft available for or under lease	36.6	17.2	6.5	-	-	-
Additions of Pool programs spare parts	15.3	12.8	49.7	10.8	5.2	16.0
PP&E	124.8	106.2	156.2	47.6	60.3	107.9

Additions to total PP&E were US$ 60.3 million in 2Q14, including values related to spare parts pool programs, aircraft under lease or available for lease, and CAPEX. Of this amount, US$ 55.1 million was related to CAPEX, and Additions to Pool programs spare parts totaled US$ 5.2 million. A portion of the reported CAPEX includes expenditures related to certain contracted capital expenditures on equipment and facilities, particularly in the Defense & Security segment. These expenditures are included in the terms and conditions of their respective contracts and consequently are not considered part of the Company’s CAPEX outlook of US$ 250.0 million for 2014. Excluding these expenditures, the Company’s CAPEX for 2Q14 was US$ 42.8 million. Over the first half of 2014, Additions to total PP&E were US$ 107.9 million, CAPEX was US$ 91.9 million, and CAPEX excluding contracted CAPEX as explained above was US$ 47.8 million. Embraer’s total CAPEX investment in 2014 is still expected to be in line with the Company’s outlook for the year, as the Company expects these investments to increase in the second half of 2014.

The Company’s total debt increased from US$ 2,217.8 million at the end of 1Q14 to US$ 2,412.5 million at the end of 2Q14, due to a US$ 9.2 million increase in short-term loans, which amounted to US$ 88.5 million at the end of 2Q14 and a US$ 185.5 million increase in long-term loans, which amounted to US$2,324.0 million at the end of 2Q14. The change in total debt reflects primarily an increase in long-term financing for development projects.The average loan maturity of debt at the end of 2Q14 fell to 5.7 years from 5.9 years at the end of 1Q14.

The cost of Dollar denominated loans fell from 5.81% per year at the end of 1Q14 to 5.57% per year at the end of 2Q14. The cost of Real denominated loans decreased from 6.39% to 5.79% per year at the end of 1Q14 and 2Q14, respectively. The Company’s EBITDA over the last 12 months (EBITDA LTM) to financial expenses (gross) through 2Q14 was 8.33 compared to 8.02 through 1Q14. At the end of 2Q14, 31% of total debt was denominated in Reals.

4

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash and equivalents at the end of 2Q14, 42% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its 2014 cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reals and approximately 25% of its total costs are also denominated in Reals. Having more Real denominated costs than revenues generates this cash flow exposure. For 2014, approximately 60% of the Company’s Real exposure is hedged if the US Dollar depreciates below R$ 2.00. For exchange rates above this level, the Company will benefit from the upside up to an average exchange rate cap of R$ 3.50.

operational balance sheet accounts

			in millions of U.S.dollars
Financial Position Data	(1)	(1)	(1)
	1Q14	2Q13	2Q14

Trade accounts receivable	706.0	530.1	815.1
Customer and commercial financing	79.2	74.3	81.3
Inventories	2,542.3	2,522.9	2,439.4
Property, plant and equipment	1,990.5	1,843.3	2,017.2
Intangible	1,116.0	1,046.1	1,123.8
Trade accounts payable	951.9	860.8	885.5
Advances from customers	1,073.7	1,201.4	902.3
Total shareholders' equity	3,738.6	3,356.8	3,872.2
(1) Derived from unaudited financial information.

The Company’s Trade accounts receivable increased US$ 109.1 million from the end of 1Q14 to end 2Q14 at US$ 815.1 million. Inventories declined by US$ 102.9 million from the end of 1Q14 to US$ 2,439.4 million at the end of 2Q14 as a result of the higher number of deliveries in the quarter. Advances from customers ended 2Q14 at US$ 902.3 million, declining US$ 171.4 million from the end of 1Q14. Trade accounts payable declined US$ 66.4 million during the quarter to end 2Q14 at US$ 885.5 million.

Intangibles increased by US$ 7.8 million from the end of 1Q14 to US$ 1,123.8 million at the end of 2Q14 as a consequence of investments in product development and amortization coupled with the receipt of contributions from suppliers to the Company’s ongoing development programs. Property, plant and equipment increased by US$ 26.7 million to US$ 2,017.2 million at the end of 2Q14 due to investments in facilities and investments in equipment and tooling for various programs.

5

Total Backlog

During 2Q14, Embraer delivered a total of 29 commercial and 29 executive aircraft. Considering all deliveries, as well as firm orders obtained during the period, the Company’s firm order backlog totaled US$ 18.1 billion at the end of 2Q14. The following chart presents the Company’s backlog evolution through 2Q14.

segment Results

Embraer’s segment revenue mix in 2Q14 was roughly similar to that reported in 2Q13, with double-digit growth across the Company’s three main business segments Commercial Aviation grew 13.0% to US$ 971.9 million, Defense & Security increased 15.5% to US$ 357.0 million, and Executive Jets grew 13.8% to US$ 420.6 million in 2Q14 For the first half of 2014, Commercial Aviation Revenues represented 50.8% of consolidated Revenues, Defense & Security Revenues represented 25.1%, Executive Jet Revenues represented 22.9%, and Others Revenues represented 1.2%. As the Company continues to expect Revenues by segment to be within their respective Guidance ranges, the share of Defense & Security Revenues in total Company Revenues is expected to decline from that registered YTD, offset by increases in the participation of Commercial Aviation and Executive Jets Revenues.

in millions of U.S.dollars
Net revenue	(1)		(1)		(1)		(1)
by segment	1Q14%		2Q13%		2Q14%		YTD14%
	US$M	%	US$M	%	US$M	%	US$M	%
Commercial Aviation	555.3	44.7	860.4	55.3	971.9	55.2	1,527.2	50.8
Defense & Security	394.3	31.8	309.1	19.9	357.0	20.3	751.3	25.1
Executive Jets	267.4	21.5	369.6	23.7	420.6	23.9	688.0	22.9
Others	25.3	2.0	17.9	1.1	11.8	0.6	37.1	1.2
Total	1,242.3	100.0	1,557.0	100.0	1,761.3	100.0	3,003.6	100.0
(1) Derived from unaudited financial information.

6

Commercial Aviation

During 2Q14, Embraer delivered 29 commercial aircraft, as follows:

Deliveries	1Q14	2Q13	2Q14	YTD14
Commercial Aviation	14	22	29	43
EMBRAER 170	1	1	-	1
EMBRAER 175	8	1	16	24
EMBRAER 190	4	14	8	12
EMBRAER 195	1	6	5	6

Embraer and SkyWest Airlines signed a 12-year component management service agreement for the carrier’s entire fleet of E175 jets. The contract includes more than 160 replacement parts of the SkyWest Airlines fleet. Embraer also signed a 10-year contract with the airline to provide the Ahead-Pro (Aircraft Health Analysis and Diagnosis – Prognosis) system.

Tianjin Airlines, the first E190 customer in China and the largest E-Jets operator in Asia, became the launch customer of Embraer’s Ahead-Pro system in China. The system will be installed in the entire Tianjin Airlines fleet of 50 E-Jets.

Embraer concluded the Joint Definition Phase (JDP) of the E190-E2 jet, at the end of May, by conducting the preliminary design review, while also completing the wind tunnel tests for the first model of the second generation of the E-Jets family, which are planned to enter service in 2018. The next step in the development of the E190-E2 is the critical design review, when the product’s maturity will be validated, enabling prototype production to begin. The E195-E2, derived from the E190-E2, and which is scheduled to begin revenue service in 2019, entered its Joint Definition Phase. Embraer also concluded the concept studies of the E175-E2, which is expected to enter service in 2020, commencing the preliminary studies as well as the aerodynamic wind tunnel tests.

Embraer also delivered an E195 jet during the quarter to Aurigny Air Services, a regional airline based on the Island of Guernsey, in the English Channel, which will provide additional capacity for the route between Guernsey and Gatwick Airport, in London.

In the commercial jet segment with 70 to 130 seats, Embraer maintains its leadership with over 50% of the sales and 60% of the deliveries to the worldwide market since the entry into service of the E-Jets in 2004. The table below presents information relating the Company’s Commercial Aviation backlog and deliveries through 2Q14.

7

Executive Jets

The Executive Jets segment delivered 22 light jets and 7 large jets, totaling 29 aircraft in 2Q14, with an increase of one large jet and a decrease of one light jet relative to the deliveries reported in 2Q13.

Deliveries	1Q14	2Q13	2Q14	YTD14
Executive Aviation	20	29	29	49
Light Jets	17	23	22	39
Large Jets	3	6	7	10

In May, Embraer Executive Jets attended EBACE (European Business Aviation Conference and Exhibition), held in Geneva, Switzerland. For the first time, the Lineage 1000E and the first Legacy 500 with complete interior were presented in Europe.

The program development for the Legacy 450 and Legacy 500 jets continue to advance and certification of the Legacy 500 is expected imminently, with first delivery occurring in the next few weeks. Entry into service of the Legacy 450 jet is expected one year after.

In June, Embraer Executive Jets delivered the 500th jet of the Phenom family. This was a significant achievement reached only five and a half years after entry into service of the first Phenom aircraft. The commemorative aircraft, a Phenom 300 model, was delivered to Prime Fraction Club, a fractional ownership company that sells, manages, and coordinates the utilization of assets among its members in Brazil.

The Phenom 100E and the Phenom 300 jets were elected by Robb Report as “Best of the best” in their categories for the 6th and 4th time, respectively, proving that these aircraft are best-in-class jets.

In 2Q14 the Phenom 300 received certification from EASA (European Aviation Safety Agency) for steep-approach operation, which enables increased descent angles of up to 5.5 degrees and allows access to special airports, such as London City.

Defense & security

The company is actively developing a series of campaigns for a variety of applications in its product portfolio, which includes transportation for government and military authorities; pilot training and light attack; intelligence, surveillance, and reconnaissance systems; remote sensing and monitoring; aircraft modernization; military transportation; and command and control systems and services.

Embraer Defense and Security, directly or through a subsidiary, is currently leading several projects that are important for Brazil, such as the development of the KC-390 medium lift military transport jet and the Integrated Border Monitoring System (SISFRON).

The assembly of the Super Tucano aircraft for the Light Air Support (LAS) program of the United States Air Force is progressing as planned. The factory, located in Jacksonville, Florida, has 6 aircraft in different phases of the production process.

The aircraft modernization programs continue their execution according to schedule.

In May, Embraer held the opening ceremony of the final assembly line of the KC-390 military transport. The event occurred at Embraer’s plant in Gavião Peixoto, São Paulo. On the occasion, Embraer and the Brazilian Air Force (FAB) signed the series production contract of the KC-390, thus marking the beginning of a new phase of the project. The contract provides for the purchase of 28 aircraft over a period of ten years, with the first delivery scheduled for the end of 2016. Besides the aircraft, the contract provides for supplying a logistical support package, which includes spare parts and maintenance. At a total value of R$ 7.2 billion, the contract still depends on complementary documentation in order to go into effect, when Embraer will formally include it in its order book.

8

The company also announced the signing of a Memorandum of Understanding with Saab – subject to the signing of the contract between Saab and FAB – for production, management of the supply chain, development and systems engineering of the Gripen fighter jet. The companies also announced their intention to jointly explore the world market for this aircraft.

Bradar’s surveillance technology was present in all host cities of the FIFA 2014 World Cup in Brazil, as part of the security scheme set up by the Armed Forces for the event. The radar SABER-M60 was able to provide, with reliability, adequate airspace coverage in areas considered to be high-risk.

Atech won two major competitions this quarter, the first, worth approximately R$ 5.2 million, was to supply C4I systems to the Federal Police, won jointly with Israeli company Plasan. The second was for the air-traffic management system in India (dubbed Skyflow), worth approximately US$ 19 million.

Visiona successfully concluded an important gateway in the SGDC project, called PDR (Preliminary Design Review). After thorough analysis of the preliminary design and its adherence to contractual requirements, the beginning of the next phase of the project was approved by TELEBRAS and the Ministry of Defense.

SEC/DOJ INVESTIGATIONS UPDATE

The Company received a subpoena from the SEC in September, 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, the Company retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Since then, in response to additional information, the Company has voluntarily expanded the scope of the internal investigation to include sales in additional countries and has reported on those matters to the SEC and the U.S. Department of Justice. The internal investigation and related government inquiries concerning these matters remain ongoing. The Company will continue to respond to any additional information and cooperate with the SEC, DOJ and other relevant authorities, as circumstances warrant. The Company, with the support of its outside counsel, has concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or related inquiries by relevant authorities. In the event that the authorities take action against the Company with respect to these or any related matters that may arise in the future, or the Company enters into an agreement to settle such matters, the Company may be required to pay substantial fines and/or to incur other sanctions or liabilities. The Company, based upon the opinion of its outside counsel, believes that there is no basis for estimating reserves or quantifying any possible contingency at this time.

9

Reconciliation OF IFRS and “non gaap” information

in millions of U.S.dollars
EBITDA Reconciliation	(1)	(1)	(1)
LTM* (IFRS)	1Q14	2Q13	2Q14
Net Income Attributable to Embraer	422.7	213.3	571.4
Noncontrolling interest	5.3	1.5	7.1
Income tax (expense) income	236.4	259.0	164.6
Financial income (expense), net	86.2	15.0	79.4
Foreign exchange gain (loss), net	15.5	15.0	(4.9)
Depreciation and amortization	288.6	277.8	294.8
EBITDA LTM	1,054.7	781.6	1,112.4
(1) Derived from unaudited financial information.
* Last Twelve Months

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Some Financial Ratios based on “non GAAP” information

Certain Financial Ratios - IFRS	(1)	(1)	(1)
	1Q14	2Q13	2Q14
Total debt to EBITDA (i)	2.10	2.84	2.17
Net cash to EBITDA (ii)	0.05	0.07	(0.10)
Total debt to capitalization (iii)	0.37	0.40	0.38
LTM EBITDA to financial expense (gross) (iv)	8.02	6.17	8.33
LTM EBITDA (v)	1,054.7	781.6	1,112.4
LTM Interest and commissions on loans (vi)	131.5	126.8	133.6
(1) Derived from unaudited financial information.

 (i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement

10

FINANCial statements

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S.dollars, except earnings per share)

	Three months ended on		Six months ended on
	(1)		(1)
	30 Jun, 2013	30 Jun, 2014	30 Jun, 2013	30 Jun, 2014

REVENUE	1,557.0	1,761.3	2,642.9	3,003.6

Cost of sales and services	(1,197.2)	(1,376.1)	(2,042.2)	(2,349.5)

Gross profit	359.8	385.2	600.7	654.1

OPERATING INCOME ( EXPENSE )
Administrative	(53.5)	(53.0)	(106.8)	(100.5)
Selling	(121.4)	(115.1)	(229.5)	(207.5)
Research	(30.2)	(11.4)	(51.6)	(20.7)
Other operating income (expense), net	(19.3)	(18.9)	(37.8)	(46.5)
Equity in gain or losses of associates	(0.1)	-	(0.2)	-

OPERATING PROFIT BEFORE FINANCIAL INCOME	135.3	186.8	174.8	278.9
Financial (expenses) income, net	(8.7)	(1.9)	(16.1)	1.0
Foreign exchange gain (loss), net	(16.7)	3.7	(16.2)	3.3

PROFIT BEFORE TAXES ON INCOME	109.9	188.6	142.5	283.2

Income tax (expense) income	(113.7)	(41.9)	(116.0)	(24.2)

NET (LOSS) INCOME	(3.8)	146.7	26.5	259.0

Attributable to:
Owners of Embraer	(5.3)	143.4	24.6	254.0
Noncontrolling interest	1.5	3.3	1.9	5.0

Weighted average number of shares (in thousands)

Basic	727.4	732.7	727.4	732.7
Diluted	732.7	736.1	732.4	736.5

Earnings (loss) per share

Basic	(0.0073)	0.1957	0.0338	0.3467
Diluted	(0.0072)	0.1948	0.0336	0.3449

Earnings (loss) per share - ADS basic (US$)	(0.0291)	0.7829	0.1353	1.3867
Earnings (loss) per share - ADS diluted (US$)	(0.0289)	0.7792	0.1344	1.3795
(1) Derived from unaudited financial statements.

11

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S.dollars)

	Three months ended on		Six months ended on
	(1)		(1)
	30 Jun, 2013	30 Jun, 2014	30 Jun, 2013	30 Jun, 2014
Operating activities
Net income	(3.8)	146.7	26.5	259.0
Items not affecting cash and cash equivalents
Depreciation	32.8	41.2	67.0	78.7
Amortization	35.6	33.4	62.2	54.8
Contribution from suppliers	(6.6)	(7.7)	(12.2)	(11.7)
Allowance (reversal) for inventory obsolescence	3.4	(4.2)	5.7	(8.6)
Inventory and PPE provision for adjustment to market value	5.5	-	9.0	(0.8)
Provision for doubtful accounts	(2.8)	(2.6)	(2.4)	(2.8)
Deferred income tax and social contribution	97.1	(14.6)	101.3	(62.2)
Accrued interest	(10.7)	14.7	0.7	15.6
Equity in the losses of associates	-	-	3.3	-
Share-based remuneration	1.8	3.3	3.5	3.3
Foreign exchange gain (loss), net	7.0	0.8	11.7	1.3
Residual value guarantee	4.6	(1.2)	6.4	(7.6)
Other	10.1	(3.6)	1.1	(3.1)
Changes in assets:
Financial investments (2)	212.6	106.7	(84.6)	55.3
Derivative financial instruments	14.4	(6.0)	12.2	(2.4)
Collateralized accounts receivable and accounts receivable	7.0	(89.8)	(4.1)	(207.8)
Customer and commercial financing	22.0	(2.0)	35.3	(7.5)
Inventories	(9.1)	97.7	(367.7)	(141.4)
Other assets	(18.0)	(2.3)	(24.4)	(74.8)
Changes in liabilities:
Trade accounts payable	(57.9)	(66.4)	83.0	(133.7)
Non-recourse and recourse debt	0.3	(1.1)	(0.5)	(0.8)
Other payables	(2.3)	(13.0)	18.9	45.1
Contribution from suppliers	-	106.8	-	133.4
Advances from customers	39.0	(191.1)	232.4	(138.4)
Taxes and payroll charges payable	(0.2)	50.1	(44.9)	46.0
Financial guarantee	(32.4)	(55.6)	(153.0)	(60.0)
Other provisions	3.8	15.5	20.2	16.0
Unearned income	59.4	(15.6)	36.4	(5.2)

Net cash generated by (used in) operating activities	412.6	140.1	43.0	(160.3)

Investing activities
Additions to property, plant and equipment	(124.8)	(60.3)	(175.3)	(107.9)
Proceeds from sale of property, plant and equipment	0.2	(0.1)	0.3	(0.1)
Additions to intangible assets	(59.6)	(102.5)	(127.3)	(185.8)
Bonds and securities	(14.4)	(0.6)	(15.3)	(0.8)

Net cash generated by (used in) investing activities	(198.6)	(163.5)	(317.6)	(294.6)

Financing activities
Proceeds from borrowings	188.4	199.8	611.1	247.5
Repayment of borrowings	(342.7)	(38.0)	(380.2)	(86.1)
Dividends and interest on own capital	(32.2)	(38.5)	(46.6)	(64.6)
Treasury shares	11.8	2.5	17.1	14.0

Net cash generated by (used in) financing activities	(174.7)	125.8	201.4	110.8

Increase (decrease) in cash and cash equivalents	39.3	102.4	(73.2)	(344.1)

Effects of exchange rate changes on cash and cash equivalents	(76.2)	21.2	(76.4)	43.5

Cash and cash equivalents at the beginning of the period	1,684.3	1,259.5	1,797.0	1,683.7

Cash and cash equivalents at the end of the period	1,647.4	1,383.1	1,647.4	1,383.1
(1) Derived from unaudited financial statements.
(2) Include Unrealized (gain) on Financial investments, 2Q13 (14.0), 2Q14 (20.1), 1S13 (24.1) and 1S14 (44.1)

12

EMBRAER - S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(1)	(1)
A S S E T S	As of March 31,	As of June 30,
	2014	2014
Current assets
Cash and cash equivalents	1,259.5	1,383.1
Financial investments	1,011.0	915.1
Trade accounts receivable, net	699.4	808.3
Derivative financial instruments	11.9	14.0
Customer and commercial financing	20.4	21.0
Collateralized accounts receivable	11.0	9.4
Inventories	2,542.3	2,439.4
Other assets	327.8	330.4

	5,883.3	5,920.7

Non-current assets
Financial investments	45.4	45.8
Trade accounts receivable	6.6	6.8
Derivative financial instruments	15.4	15.0
Customer and commercial financing	58.8	60.3
Collateralized accounts receivable	415.3	415.7
Guarantee deposits	561.2	565.8
Deferred income tax	8.1	7.8
Other assets	161.7	169.0

Property, plant and equipment, net	1,990.5	2,017.2
Intangible assets	1,116.0	1,123.8
	4,379.0	4,427.2

TOTAL ASSETS	10,262.3	10,347.9
(1) Derived from unaudited financial information.

13

EMBRAER - S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(1)	(1)
LIABILITIES	As of March 31,	As of June 30,
	2014	2014

Current liabilities
Trade accounts payable	951.9	885.5
Loans and financing	79.3	88.5
Non-recourse and recourse debt	15.2	16.3
Other payables	353.5	347.7
Contribution from suppliers	1.6	39.9
Advances from customers	972.9	795.5
Derivative financial instruments	14.1	9.9
Taxes and payroll charges payable	116.9	136.3
Income tax and social contribution	46.7	94.8
Financial guarantee and residual value	89.9	36.8
Provisions	103.8	107.9
Dividends payable	36.0	14.7
Unearned income	216.5	227.1
	2,998.3	2,800.9

Non-current liabilities
Loans and financing	2,138.5	2,324.0
Non-recourse and recourse debt	385.3	383.1
Other payables	97.5	91.8
Advances from customers	100.8	106.8
Taxes and payroll charges payable	209.8	202.3
Deferred income tax and social contribution	161.1	145.2
Financial guarantee and residual value	192.8	189.0
Provisions	171.0	190.1
Unearned income	68.6	42.5
	3,525.4	3,674.8
TOTAL LIABILITIES	6,523.7	6,475.7

SHAREHOLDERS' EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(78.7)	(73.2)
Revenue reserves	2,205.3	2,205.9
Share-based remuneration	27.8	31.1
Retained earnings	80.8	204.5
Other Comprehensive Income	(33.8)	(35.8)
	3,639.4	3,770.5

Non-controlling interest	99.2	101.7

Total company's shareholders' equity	3,738.6	3,872.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,262.3	10,347.9

(1) Derived from unaudited financial information.

14

Investor Relations

Luciano Froes, Caio Pinez, Christopher Thornsberry, Cláudio Massuda, Nádia Santos and Paulo Ferreira

(+55 12) 3927-4404

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 2Q14 Results on Thursday, July 31, 2014 at 10:30am (SP) / 9:30am (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 69304532

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products , and buyres' capacity to purchase them, on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer